SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-held Company

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MARCH 27, 2019

1.      Date, Time and Place. On March 27, 2019, at 12:00 p.m., at the headquarters of Gafisa S.A. (“Company”), in the City and State of São Paulo, at Avenida das Nações Unidas, 8.501, 19º andar.

2.      Call Notice and Attendance. Call notice sent by the Chairman of the Board to the electronic address of other members of the board of directors. All members of the Board of Directors attended the meeting.

3.      Composition of the Board. Chairman: Mr. Augusto Marques da Cruz. Secretary: Mr. Marcelo Janson Angelini.

4.      Agenda. (i) deliberate on Mr. Oscar Segall’s resignation as a member of the Company’s Board of Directors; (ii) deliberate on the review of contracts with external legal counsels; and (iii) other issues of the Company’s interest.

5.            Resolutions. The board members unanimously resolved:

5.1.        To accept Mr. Oscar Segall’s resignation as a member of the Company’s Board of Directors,

5.2.        Nominate, pursuant to Paragraph 1, Article 17 of the Company’s Bylaws and Article 150 of Law No. 6.404 of December 15, 1976, as member of the Company’s Board of Directors, to fill in current vacant position, with term of office until the first General Shareholders’ Meeting of the Company to be held after this date, Mr. Antonio Carlos Romanoski, Brazilian citizen, married, attorney, bearer of the identity card (RG) No. 508915-8 SSP/PR, enrolled with the individual taxpayer’s register (CPF/MF) No. 005.084.389-34, with business address at Rua Visconde do Rio Branco, 1488, conj. 1402, in the city of Curitiba, State of Paraná, CEP: 80420-210;

5.3.        Review contracts with external legal counsels;

5.4.        Authorize a contract with law firm Almeida Advogados to provide legal counseling during the entire restructuring and capitalization process of the Company;

5.5.        In view of alteration in the Company’s Board of Executive Officers resolved on this date in the Board of Directors’ meeting held at 10:30 a.m., to authorize (i) the Chairman of the Board and the new Board of Executive Officers to take all the measures to formalize the change in the Statutory Board of Executive Officers, (ii) the new Statutory Officers to negotiate the terms of withdrawal of former members of the Statutory Board of Executive Officers.

(Integral part of the minutes of the Board of Directors’ meeting of Gafisa S.A. held on March 27, 2019 – 12:00 p.m.)

6.      Closing. With no further matters to be discussed, these minutes were read, approved and signed by the Board members. São Paulo, March 27, 2019. Signatures (undersigned) Augusto Marques da Cruz Filho, Chairman, Marcelo Janson Angelini, Secretary. Board members: Augusto Marques da Cruz Filho, Oscar Segall, Pedro Carvalho de Mello, Roberto Luz Portella and Thomas Cornelius Azevedo Reichenheim.

These minutes are a faithful copy of the original instrument drawn up in the Company’s records.

Augusto Marques da Cruz Filho Chairman	Marcelo Janson Angelini Secretary

(Integral part of the minutes of the Board of Directors’ meeting of Gafisa S.A. held on March 27, 2019 – 12:00 p.m.)

DECLARATION OF SECURITIES OWNERSHIP

I, Antonio Carlos Romanoski, a Brazilian citizen, married, attorney, bearer of the Identity Card  (RG) No. 508915-8 SSP/PR, enrolled with the individual taxpayer’s register (CPF/MF) No. 005.084.389-34, with business address at Rua Visconde do Rio Branco, 1488, conj. 1402, in the city of Curitiba, State of Paraná, CEP: 80420-210, declare, pursuant to Article 157 of Law No. 6.404/76 and Article 11 of CVM Instruction No. 358/02, under the penalties of law that: (i) I do not hold any security issued by the Company, its subsidiaries or entities pertaining to the same group; and (ii) I do not have spouse, partner, dependent included in my annual income tax return and/or direct or indirect subsidiaries holding any security issued by the Company and/or by companies controlled by or pertaining to the same group of the Company.

Pursuant to CVM Instruction No. 358/02, I also declare that I will inform the Company’s Investor Relations Officer on any alteration in the information given herein.

São Paulo, March 27, 2019

_________________________________________________

Antonio Carlos Romanoski

Member of the Board of Directors

(Integral part of the minutes of the Board of Directors’ meeting of Gafisa S.A. held on March 27, 2019 – 12:00 p.m.)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 28, 2019

Gafisa S.A.

By:	/s/ Ana Maria Loureiro Recart
Name: Ana Maria Loureiro Recart Title: Chief Executive Officer